COMMENTS RECEIVED ON 01/13/2020

FROM EDWARD BARTZ

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

Fidelity Health Savings Fund and Fidelity Health Savings Index Fund

POST-EFFECTIVE AMENDMENT NO. 139

1.

Fidelity Health Savings Fund and Fidelity Health Savings Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please explain why the use of the phrase “health savings” in each fund’s name is not materially deceptive or misleading under section 35(d) of the Investment Company Act of 1940.

R:

 Each fund believes that the use of the phrase “health savings” in its name is not materially deceptive or misleading under section 35(d) of the 1940 Act. The phrase “health savings” is intended to describe how investors would use the fund in their portfolios to meet their investment needs. As described in the prospectus, each fund is offered only within a Fidelity health savings account. The prospectus notes that the fund is designed to assist investors in saving for future eligible medical expenses. Because the time horizon of such expenses is inherently uncertain, the fund pursues an asset allocation strategy that is designed to balance growth and downside market protection through different market environments. This investment strategy is based on extensive research conducted by Fidelity Asset Management’s Global Asset Allocation team.

Each fund believes that its name does not imply that it is the superior option for use by investors in their HSAs, nor that the fund has received an imprimatur for use in these accounts. Each fund’s name simply implies how the fund would be used by investors. The funds note that HSA investors do have other mutual fund options available to them, and the funds will be offered alongside these other options. Fidelity also provides resources to help customers decide which fund type may be appropriate as an investment within their HSA. Fidelity’s “Funds to Consider List” and online tools present these funds alongside other Fidelity and non-Fidelity fund options as appropriate investments within an HSA. Although each fund’s name clearly identifies the purpose for which an investor may invest in the fund, it does not suggest that it is superior to other options available.

The idea that a fund’s name suggests the purpose for which an investor may purchase it is not new, and this approach has been used by other funds in different contexts. For example, there are funds in the industry that use the word “retirement” in their names (e.g., XYZ Retirement 2020 Fund) to suggest that it is used as an investment vehicle to save for retirement in the future. Other mutual funds have used phrases such as “managed payout,” “smart spending,” “principal protection,” and “income” to convey how an investor may use the fund.

In its adopting release for rule 35d-1 under the 1940 Act, the SEC explained that investors should not rely on an investment company’s name as the sole source of information about a company’s investments and risks. Rather, a fund with a name that suggests a particular focus or investment emphasis should have investment strategies that are consistent with its name. Each fund was designed with this principle, as articulated by the Commission, in mind. Each fund has adopted principal investment strategies that are consistent with its name. The funds make clear in response to Item 4 of Form N-1A that the fund is designed to assist investors in saving for future eligible medical expenses.

In conclusion, the funds do not believe that their names are materially deceptive or misleading. Rather, the funds’ names identify the purpose for which an investor may invest in them consistent with their investment strategies.

2.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

4.

All funds

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity Health Savings Fund:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed __% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [_________]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff would like confirmation for each fund that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation for each fund that the agreement will be filed as an exhibit to the registration statement.

R:

Neither fund will implement the contractual arrangement discussed in the above footnote. Therefore, the footnote will be removed in the rule 485(b) filing for each fund.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for equity securities for each fund and add small and mid-cap risks, if appropriate.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

6.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s credit quality and maturity policy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular credit quality or maturity. Accordingly, we have not modified disclosure.

7.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 25% of the fund’s assets in underlying high income, leveraged loan, country specific equity, real estate equity and commodities funds.”

C:

The Staff requests we include “junk bonds” in the description of high income.

R:

The requested change will be made. The fund will modify the “Principal Investment Strategies” sections of the Prospectus as follows: “Investing up to 25% of the fund’s assets in underlying high income (including funds that invest in high yield debt securities (also referred to as junk bonds)), leveraged loan, country specific equity, real estate equity and commodities funds.

8.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in Fidelity's central funds (specialized investment vehicles used by Fidelity® funds to invest in particular security types or investment disciplines).”

C:

The Staff requests we add “described above” to indicate the fund invests in central funds specific to the investment strategies.

R:

The requested change has been made. The fund will modify the “Principal Investment Strategies” sections of the Prospectus as follows: “Investing in Fidelity’s central funds (specialized investment vehicles used by Fidelity® funds to invest in particular security types or investment disciplines) consistent with the asset classes discussed above.”

9.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Buying and selling futures contracts (both long and short positions) in an effort to manage cash flows efficiently, remain fully invested, or facilitate asset allocation.”

C:

The Staff requests we add a risk relating to the fund’s potential investments in futures contracts.

R:

Each fund believes that the risks associated with investing in futures contracts are described in “Issuer-Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

10.

Fidelity Health Savings Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Passive Management Risk.  An underlying fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of an underlying fund's index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, an underlying fund's performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers.”

C:

The Staff requests that we rephrase this strategy so as not to imply that all underlying funds are passively managed since this fund also invests in actively managed underlying funds per the first bullet in the Principal investment Strategies.

R:

The requested change will be made. The “Passive Management Risk” risk factor described above will be revised as follows:

“Passive Management Risk. ~~An~~ Some of the underlying funds in which the fund invests are ~~is~~ managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of an underlying fund's index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, ~~an underlying fund's~~ the performance of these underlying funds could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers.”

11.

All funds

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

“Shares generally are available only to certain Fidelity health savings accounts that are made available through employers.”

C:

The Staff requests we remove the word “generally” from the disclosure above or disclose all other potential investors in the fund’s shares.

R:

The requested change has been made.

12.

Fidelity Health Savings Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that the fund consider adopting an 80% investment policy relating to investments in index funds because the fund’s name includes the term “index.”

R:

The fund will modify its principal investment strategies as follows: “Normally investing at least 80% of assets ~~Investing primarily~~ in a combination of passively managed Fidelity bond and equity funds and affiliated and unaffiliated exchange-traded funds (collectively, underlying funds).”

13.

Fidelity Health Savings Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Since securities lending is included as a principal risk for the fund, the Staff requests we add a principal strategy for securities lending.

R:

The fund included securities lending as a principal risk in its prospectus because many of the underlying index funds and ETFs in which the fund will invest engage in securities lending as a principal investment strategy. However, the fund will not engage in securities lending because of the composition of its portfolio holdings (i.e., the fund will hold shares of underlying mutual funds). As a result, it did not identify securities lending as a principal investment strategy in its prospectus.

14.

Fidelity Health Savings Index Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether adding an industry exposure risk to the “Principal Investment Risks” in the “Fund Summary” section is appropriate for this fund.

R:

 The fund has determined that adding an industry exposure risk to “Principal Investment Risks” in the “Fund Summary” section is not appropriate based on the underlying funds in which the fund will invest.

15.

Fidelity Health Savings Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether adding a securities lending risk to the “Principal Investment Risks” in the “Fund Summary” section for this fund is appropriate.

R:

The fund has determined that adding a securities lending risk to “Principal Investment Risks” in the “Fund Summary” section is not appropriate based on the underlying funds in which the fund will invest.

16.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add disclosure to the concentration policy to clarify that each fund will consider the concentration of its underlying investment companies when determining compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each fund will take such policy into account in connection with any investment in such underlying fund.